UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number 1-10936

Orbital Corporation Limited

(Translation of registrant’s name into English)

4 Whipple Street Balcatta WA 6021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒.            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Note: Regulation S-T Rule 10l(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

APPENDIX 4D

Orbital Corporation Limited

ABN 32 009 344 058

Half Year Report

1.	Details of the reporting period and the previous corresponding period

Reporting period:	Half year ended 31 December 2013
Previous corresponding period:	Half year ended 31 December 2012

2.	Results for announcement to the market

		A$’000			A$’000
2.1 Revenue from ordinary activities	Down	1,673	13%	to	11,285

2.2 Net profit for period	Down	677	461%	to	(530)

2.3 Profit attributable to equity holders	Down	677	461%	to	(530)

2.4 There is no proposal to pay dividends for the six months ended 31 December 2013.

3.	Net tangible assets per share

	31 December 2013	30 June 2013
Net tangible assets per share (cents)	40.09	39.22

ORBITAL CORPORATION LIMITED

ABN 32 009 344 058

AND ITS CONTROLLED ENTITIES

31 DECEMBER 2013

HALF-YEAR FINANCIAL REPORT

Orbital Corporation Limited

Directors’ report

Your Directors submit their report for the half year ended 31 December 2013.

DIRECTORS

The names of the company’s directors in office during the half year and until the date of this report are set out below. Directors were in office for this entire period unless otherwise stated.

Name	Information on Directors

Mervyn Thomas Jones	Non-Executive Director and Chairman.

Terry Dewayne Stinson	Managing Director and Chief Executive Officer.

William Peter Day	Non-Executive Director and Chairman of the Audit Committee.

Vijoleta Braach-Maksvytis	Non-Executive Director and Chairman of the Human Resources, Remuneration and Nomination Committee.

REVIEW AND RESULTS OF OPERATIONS

The total statutory revenue and loss after tax for the half year period ended 31 December 2013 was $11,285,000 and $530,000 respectively (2012: total revenue $12,958,000 and profit after tax of $147,000) as shown below:

Financial Overview(1)

			Dec 2013	Dec 2012
			$’000	$’000

System Sales		Revenue	9,067	11,790
		Segment result	(909)	1,289

Consulting Services		Revenue	1,543	602
		Segment result	363	(73)

Royalties and Licences		Revenue	582	452
		Segment result	363	243

Total		Revenue	11,192	12,844
		Segment result	(183)	1,459

	Dec 2013	Dec 2012
Synerject	US$’000	US$’000
Revenue (100%)	73,379	70,290

Equity accounted profit			2,126	2,247
Other income			182	182
Foreign exchange gain			212	54
Finance costs (net)			(268)	(362)
Research and development			(733)	(687)
Other expenses			(2,214)	(2,727)

(Loss)/Profit before tax			(878)	166
Taxation			348	(19)

(Loss)/Profit after tax			(530)	147

(1)	The Financial Overview includes non-IFRS information that has not been reviewed by the external auditors. This information is presented to assist in making appropriate comparisons with prior periods and to assess the operating performance of the business.

Orbital Corporation Limited

Directors’ report

(1) Detailed comments on Orbital’s four business streams are as follows:

System Sales

	Dec 2013	Dec 2012
	$’000	$’000
Revenue	9,067	11,790
Segment Result	(909)	1,289

Revenues for the half year were $9,067,000 a 23% decrease on the corresponding period last year. As noted in the Annual Report 30 June 2013, revenues were expected to be significantly lower as Orbital moved from being a supplier of complete small unmanned aerial system (SUAS) engines to a supplier of engine management systems, fuel system components and spare parts.

The segment result for the period was impacted by the impairment of overdue AAI invoices totalling $1,625,000. Orbital believes that it has fulfilled its contractual obligations, however the customer is contesting aspects of Orbital’s performance and has withheld payment pending further discussions to resolve a number of open items. The Company is exploring various alternatives to recover the overdue invoices, the outcome of which is uncertain at the date of this report.

As announced in July 2013 Orbital was awarded a contract for the development of a production engine for a SUAS worth up to $4,500,000. Orbital has passed the design phase of the design, development and validation program. As a result of the passing of this significant gateway, Orbital has commenced the production of prototype hardware to support ground based testing and ultimately flight testing of the new SUAS propulsion system.

Both Orbital Autogas Systems (OAS) and Sprint Gas Australia (SGA) managed to increase their market share in a declining market and together achieved a 14% increase in revenue over the comparative period.

OAS developed and is the supplier to Ford Australia of Liquid LPG systems for the Ford EcoLPi Falcon range of passenger cars and utilities. The Ford EcoLPi Falcon offers performance of a big family car with fuel running cost better than many mid/small sized cars.

SGA is a major nationwide distributor of LPG systems for the aftermarket. SGA offers a wide range of systems from the older generation “vapouriser” systems through to sequential injection systems and the Orbital Liquid LPG systems.

Despite the very subdued LPG systems market at present, both OAS and SGA are managing their business to the market demand, and in general, increasing market share.

Synerject

	Dec 2013	Dec 2012
	US$’000	US$’000
Synerject (100%)
Revenue	73,379	70,290
Profit after tax	6,487	5,550
Operating cash flow including capex	6,406	1,459

	A$’000	A$’000
Equity Accounted Contribution	2,126	2,247

Synerject, Orbital’s 30:70% (2012: 42:58%) Joint Venture Partnership with Continental AG, is a key supplier of engine management systems to the non-automotive market. Original Equipment products using Synerject’s engine management systems range from high performance motorcycle/recreational vehicles to high volume scooter and small engine applications.

Synerject reported a 4% increase in revenue compared to the same period last year with increased sales in its recreation, marine, low-end 2 wheeler and utility segments.

Favourable customer pricing, higher volumes, favourable product sales mix and tight cost control has resulted in a record half year profit after tax of US$6,487,000 for Synerject an improvement of 4% over the previous corresponding period.

Orbital Corporation Limited

Directors’ report

Synerject generated US$6,406,000 positive cash flow and paid dividends to shareholders (Orbital share A$615,000). At 31 December 2013, Synerject held cash of US$11,777,000 and had no borrowings (June 2013: net cash of US$7,138,000).

Consulting Services

	Dec 2013	Dec 2012
	$’000	$’000
Revenue	1,543	602
Segment Result	363	(73)

Orbital Consulting Services (OCS) provides engineering consulting services in engine design, research and development for advanced combustion systems, fuel and engine management systems, along with engine and vehicle testing and certification. Orbital provides fuel economy and emission solutions to a wide variety of engine and vehicle applications, from 150 tonne trucks through to small industrial engines.

OCS revenue for the half year was $1,543,000 an increase of $941,000 (156%) compared to last year. During the period the OCS business achieved a significant improvement in the utilisation of its testing facilities.

In addition to providing fee for service consulting work for customers, Orbital’s engineering group provide key services across the Orbital group supporting existing products and development of new products, along with research and development aligned with Orbital’s strategic growth strategies. The focus will continue to shift from consulting to development of products. Consulting Services however will continue to be a segment that generates new opportunities and new customers.

At 31 January 2014, the OCS order book stood at $580,000 (30 June 2013 $1,097,000). The OCS order book does not include the SUAS design, development and validation program ($3,100,000) at 31 January 2014 (30 June 2013 $nil) that is being conducted within the System Sales segment. The team has been working to secure several key contracts, which have the potential to deliver on our strategic plans.

Royalties and Licences

	Dec 2013	Dec 2012
	$’000	$’000
Revenue	582	452
Segment Result	363	243

Orbital earns royalties from product using its FlexDITM systems and technology. The royalty bearing products today are in the marine, SUAS and the scooter/motorcycle markets.

FlexDITM product volumes in the marine market improved compared to the same period last year. This improvement in volumes delivered a 4% increase in revenue for the half year. Royalties from SUAS were recorded for the first time during the reporting period.

Other

Other income increased by $195,000 primarily due to net foreign exchange gains on the translation of trade receivables ($158,000) during the reporting period.

Orbital Corporation Limited

Directors’ report

Cash Flow

	Dec 2013 $’000	Dec 2012 $’000
Operating cash flow	(2,326)	(1,511)
Synerject dividend	615	445

	(1,711)	(1,066)
Other capital expenditure and development costs	(96)	(186)
Repayment of borrowings	(10)	(9)

Movement in cash/term deposits	(1,817)	(1,261)

Net cash used in operations (including the Synerject dividend of $615,000) was $1,711,000 (2012:$1,066,000). This included an increase in working capital of $1,456,000 due primarily to the increase (non-collection) in receivables of $1,625,000. The net cash used in operations, including the Synerject dividend, but before working capital movements was $870,000 (2011: $420,000).

At 31 December 2013 Orbital had cash and short term deposits of $5,790,000.

Outlook

Revenue from SUAS will be impacted in the second half as a result of AAI’s non-payment of overdue invoices and, unless a satisfactory resolution can be achieved, revenue from AAI and its associates will be nil in the future.

It is anticipated that the alternative fuels businesses will see little revenue growth in the 2nd half as both Ford production and the LPG aftermarket continues to be subdued and well below historical levels.

Synerject is targeting further growth in the future however due to the timing of customer build schedules it is not anticipated to be realised in Orbital’s second half.

The SUAS design, development and validation program will continue to be a focus of the Group as it moves from the design phase into ground based testing and ultimately flight testing of the next generation SUAS propulsion system.

The Group continues to deliver on the strategy of migrating the business from predominantly engineering consulting to systems sales. Future growth is projected for the UAV propulsion sector with expansion planned in the US over the coming years. The alternative fuels strategy is progressing, especially in the advanced natural gas systems area, while in parallel the LPG systems businesses continue to grow market share. The UCAL-Orbital Joint Venture in India is planned to be consummated within the calendar year providing future growth opportunities in this rapidly expanding market. Synerject is expected to continue its solid growth and provide a steady stream of dividends. A number of new products are under development and management continues to focus on improving efficiency and further reducing the cost of operations. The Group is targeting profits for the full year.

LEAD AUDITOR’S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The lead auditor’s independence declaration is set out on page 5 and forms part of the Directors’ Report for the half year ended 31 December 2013.

ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (unless otherwise stated) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the directors.

MT Jones

Chairman

Perth, 28 February 2014

Auditor’s Independence Declaration to the Directors of Orbital Corporation Limited

In relation to our review of the financial report of Orbital Corporation Limited and its controlled entities for the half-year period ended 31 December 2013, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

T G Dachs

Partner

28 February 2014

A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation	TD:AF:ORBITAL:035

Orbital Corporation Limited

Consolidated Income Statements

		Consolidated
For the half year ended 31 December 2013	Note	31 Dec 2013	31 Dec 2012
		$’000	$’000
Sale of goods		9,067	11,790
Engineering services income		1,543	602
Royalty and licence income		582	452
Other revenue	4(a)	93	114

Total Revenue		11,285	12,958

Other income	4(b)	552	357

Inventory expense		(4,364)	(6,521)
Employee benefits expense	4(c)	(4,669)	(4,885)
Depreciation and amortisation		(432)	(447)
Engineering consumables and contractors		(458)	(318)
Occupancy expenses		(1,015)	(823)
Travel and accommodation		(113)	(186)
Communications and computing		(187)	(339)
Patent costs		(108)	(126)
Insurance costs		(343)	(347)
Audit, compliance and listing costs		(394)	(310)
Finance costs	5	(268)	(362)
Other expenses	4(d)	(2,490)	(732)
Share of profit from associate	7(a)	2,126	2,247

(Loss)/Profit before income tax		(878)	166
Income tax benefit/(expense)	6	348	(19)

Net (loss)/profit for the period		(530)	147

(Loss)/Profit for the period attributable to owners of the parent		(530)	147

Basic earnings per share (in cents)		(1.08)	0.30
Diluted earnings per share (in cents)		(1.08)	0.30

Orbital Corporation Limited

Consolidated Statements of Comprehensive Income

	Consolidated
	31 Dec 2013	31 Dec 2012
For the half year ended 31 December 2013	$’000	$’000
Net (loss)/profit for the period	(530)	147

Items that may be reclassified subsequently to profit or loss
Share of foreign currency reserve of equity accounted investment	142	121
Foreign currency translation	675	(323)

Other comprehensive income/(loss) for the period, net of tax	817	(202)

TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD	287	(55)

Total comprehensive income/(loss) for the period attributable to owners of the parent	287	(55)

Consolidated Statements of Changes in Equity

For the half year ended 31 December 2013	Share Capital $’000	(Accumulated Loss) / Retained Profits $’000	Employee Equity Benefits Reserve $’000	Foreign Currency Translation Reserve $’000	Total $’000
At 1 July 2012	19,436	2	1,547	(3,554)	17,431
Profit for period	—	147	—	—	147
Other comprehensive income	—	—	—	(202)	(202)

Total comprehensive income for the half-year	—	147	—	(202)	(55)

Transactions with owners in their capacity as owners
Share based payments	82	—	113	—	195

Balance at 31 December 2012	19,518	149	1,660	(3,756)	17,571

At 1 July 2013	19,518	366	1,645	(2,032)	19,497
Loss for period	—	(530)	—	—	(530)
Other comprehensive income	—	—	—	817	817

Total comprehensive income for the half-year	—	(530)	—	817	287

Transactions with owners in their capacity as owners
Share based payments	—	—	68	—	68

Balance at 31 December 2013	19,518	(164)	1,713	(1,215)	19,852

Orbital Corporation Limited

Consolidated Statements of Financial Position

		Consolidated
As at 31 December 2013	Note	31 Dec 2013 $’000	30 Jun 2013 $’000
ASSETS
Current assets
Cash and cash equivalents	8	4,625	6,902
Other financial assets	9	1,165	705
Trade and other receivables		4,970	4,713
Inventories		3,409	3,158

Total current assets		14,169	15,478

Non-current assets
Investment in associate	7(b)	14,646	12,468
Deferred taxation asset		5,067	4,656
Plant and equipment		3,128	3,383
Intangibles and goodwill		73	146

Total non-current assets		22,914	20,653

TOTAL ASSETS		37,083	36,131

LIABILITIES
Current liabilities
Trade payables and other liabilities		3,128	2,801
Borrowings	10(a)	441	432
Contingent consideration	10(b)	871	886
Employee benefits		1,885	1,837
Deferred revenue		316	316
Government grants		225	225
Other provisions		871	795

Total current liabilities		7,737	7,292

Non-current liabilities
Borrowings	10(a)	23	42
Long term borrowings		8,024	7,757
Employee benefits		56	55
Government grants		1,087	1,199
Other provisions		304	289

Total non-current liabilities		9,494	9,342

TOTAL LIABILITIES		17,231	16,634

NET ASSETS		19,852	19,497

EQUITY
Share capital	12	19,518	19,518
Reserves		498	(387)
(Accumulated loss)/Retained profits		(164)	366

TOTAL EQUITY		19,852	19,497

Orbital Corporation Limited

Consolidated Statements of Cash Flows

	Consolidated
For the half year ended 31 December 2013	31 Dec 2013 $’000	31 Dec 2012 $’000
Cash Flows from Operating Activities
Cash receipts from customers	10,124	12,675
Cash paid to suppliers and employees	(12,479)	(14,090)

Cash used by operations	(2,355)	(1,415)
Interest received	93	114
Interest paid	(27)	(126)
Income taxes paid	(37)	(84)

Net cash used in operating activities	(2,326)	(1,511)

Cash Flows from Investing Activities
Dividends received from associate	615	445
Proceeds from sale of plant and equipment	28	5
Acquisition of plant and equipment	(124)	(191)
Investment in short term deposit	(460)	—
Redemption of short term deposit	—	6

Net cash from investing activities	59	265

Cash Flows from Financing Activities
Repayment of borrowings	(10)	(9)

Net cash used in financing activities	(10)	(9)

Net decrease in cash and cash equivalents	(2,277)	(1,255)
Cash and cash equivalents at 1 July	6,902	3,799

Cash and cash equivalents at 31 December	4,625	2,544

Orbital Corporation Limited

Notes to the Financial Statements

For the half year ended 31 December 2013

1.	REPORTING ENTITY

Orbital Corporation Limited (the “Company”) is a company domiciled in Australia. The address of the Company’s registered office is 4 Whipple Street, Balcatta, Western Australia. The consolidated financial report of the Company for the half year ended 31 December 2013 comprises the Company and its subsidiaries (together referred to as the “Group”). Orbital Corporation Limited is a for-profit entity and the Group operates in a number of industries (see the Directors’ Report).

The consolidated financial report was authorised for issue by the directors on 26 February 2014.

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

(a)	Basis of preparation

This general purpose condensed financial report for the half year ended 31 December 2013 has been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001.

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the annual financial report.

It is recommended that the half-year financial report be read in conjunction with the annual report for the year ended 30 June 2013 and considered together with any public announcements made by Orbital Corporation Limited during the half year ended 31 December 2013 in accordance with the continuous disclosure obligations of the ASX listing rules.

Certain comparatives have been reclassified to conform with current year presentation.

Except as disclosed below, the accounting policies and methods of computation are the same as those adopted in the most recent annual financial report.

The Group has adopted all new and amended standards and interpretations effective 1 July 2013, including AASB 13 Fair Value Measurement. On adoption of AASB13, the Group has reassessed its policies for measuring fair values, in particular, its valuation inputs such as non-performance risk for fair value measurements of assets and liabilities. AASB 13 also requires additional disclosures.

Application of AASB 13 has not materially impacted the fair value measurements of the Group. Additional disclosures where required, are provided in the individual notes relating to the assets and liabilities whose fair values were determined. Fair value hierarchy is provided in Note 11.

AASB 10 establishes a new control model that applies to all entities. It replaces parts of AASB 127 Consolidated and Separate Financial Statements dealing with the accounting for consolidated financial statements and UIG-112 Consolidation – Special Purpose Entities. The new control model broadens the situations when an entity is considered to be controlled by another entity and includes new guidance for applying the model to specific situations, including when acting as a manager may give control, the impact of potential voting rights and when holding less than a majority voting rights may give control.

AASB 12 includes all disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. New disclosures have been introduced about the judgments made by management to determine whether control exists, and to require summarized information about joint arrangements, associates, structured entities and subsidiaries with non-controlling interests. These disclosures do not apply at the half year.

AASB 119 (Revised 2011) changes the definition of short-term and long-term employee benefits. The distinction between short-term and other long-term employee benefits is now based on whether the benefits are expected to be settled wholly within 12 months after the reporting date.

The adoption of these standards had no material impact to the Group.

The Group has not elected to early adopt any new standards or amendments.

Orbital Corporation Limited

Notes to the Financial Statements

For the half year ended 31 December 2013

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (continued)

(b)	Going Concern

The Group incurred a net loss after tax for the half year ended 31 December 2013 of $530,000 (2012: Profit of $147,000) and experienced net cash outflows from operating activities of $2,326,000 (2012: $1,511,000). At 31 December 2013, the Group had net current assets of $6,432,000 (30 June 2013: $8,186,000). The cash and term deposit position of the Group at 31 December 2013 was $5,790,000 (of which $1,165,000 is held as cash collateral for the financing facilities provided by the Company’s bankers).

This report has been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realisation of assets and settlement of liabilities in the normal course of business.

The Directors believe the Company can meet all its liabilities as and when they fall due.

3.	OPERATING SEGMENTS

The following table presents revenue and profit information for reportable segments for the half years ended 31 December 2013 and 31 December 2012.

	System Sales		Consulting Services		Royalties and Licences		Consolidated
	31 Dec 2013 $’000	31 Dec 2012 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000	31 Dec 2013 $’000	31 Dec 2012 $’000

Revenue – external customers	9,067	11,790	1,543	602	582	452	11,192	12,844

Unallocated other revenue							93	114

Total Revenue							11,285	12,958

Segment profit/(loss)	(909)	1,289	363	(73)	363	243	(183)	1,459

Research & development costs							(733)	(687)
Unallocated expenses (net)*							(1,820)	(2,491)
Finance costs							(268)	(362)
Share of profit from associate							2,126	2,247

(Loss)/Profit before related income tax							(878)	166
Income tax benefit/(expense)							348	(19)

Net (loss)/profit for the period							(530)	147

*	Unallocated expenses (net) includes other income and corporate overheads which are not allocated to operating segments as they are considered to support the Group as a whole.

Orbital Corporation Limited

Notes to the Financial Statements

For the half year ended 31 December 2013

3.	OPERATING SEGMENTS (continued)

The following table presents assets and liabilities for reportable segments for the half year ended 31 December 2013 and for the full year ended 30 June 2013.

	System Sales		Consulting Services		Royalties and Licences		Consolidated
	31 Dec 2013 $’000	30 June 2013 $’000	31 Dec 2013 $’000	30 June 2013 $’000	31 Dec 2013 $’000	30 June 2013 $’000	31 Dec 2013 $’000	30 June 2013 $’000
Segment Assets	7,695	7,650	3,621	3,442	264	308	11,580	11,400

Unallocated Assets:
Cash							4,625	6,902
Other financial assets							1,165	705
Investment in associate							14,646	12,468
Deferred tax assets							5,067	4,656

Consolidated Total Assets							37,083	36,131

Segment Liabilities	3,210	3,120	5,559	5,246	24	96	8,793	8,462

Long term borrowings							8,438	8,172

Consolidated Total Liabilities							17,231	16,634

Consolidated Net Assets							19,852	19,497

	31 Dec	31 Dec
	2013	2012
	$’000	$’000
4. REVENUE, INCOME AND EXPENSES

(a) Other revenue
Interest Income	93	114

(b) Other Income
Automotive grant income	182	182
Government grant	112	112
Movement in fair value of financial liability through profit and loss (refer note 10(b))	15	—
Net foreign exchange gains	212	54
Other	31	9

	552	357

(c) Employee benefits expense
Salaries and wages	3,828	3,918
Contributions to defined contributions superannuation funds	442	436
Share based payments	68	195
Increase/(decrease) in liability for annual leave	(3)	1
Increase/(decrease) in liability for long service leave	63	18
Other associated personnel expenses	271	317

	4,669	4,885

Orbital Corporation Limited

Notes to the Financial Statements

For the half year ended 31 December 2013

	31 Dec	31 Dec
	2013	2012
	$’000	$’000
4. REVENUE, INCOME AND EXPENSES (continued)

(d) Other Expenses
Administration costs	141	155
Marketing costs	163	118
Investor relations	35	25
Freight & courier	55	69
Motor vehicle expenses	33	38
Impairment of receivables*	1,626	11
Allowance for slow moving inventory	37	96
Allowance for warranty	375	167
Other	25	53

	2,490	732

*	An allowance for impairment of receivables is recognised when there is objective evidence that an individual trade receivable is impaired.

Impairment of receivables for the period included an impairment of overdue invoices totaling $1,625,000 relating to a System Sales customer. The Company is exploring various alternatives to recover the overdue invoices, the outcome of which is uncertain at the date of this report.

5. FINANCE COSTS

Non-cash interest expense WA Government Loan (a)	266	261
Interest on borrowings	2	101

	268	362

(a)	The non-interest bearing loan from the Government of Western Australia was recognised initially at fair value and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

6. TAXATION

Current income tax
Withholding tax	15	—
Australian tax	—	—
United States of America Federal and State taxes	93	(154)

	108	(154)

Deferred tax	240	135

Total income tax benefit/(expense) in income statement	348	(19)

Orbital Corporation Limited

Notes to the Financial Statements

For the half year ended 31 December 2013

6.	TAXATION (continued)

Certain State and Federal Income Taxes are payable on portions of the profits generated by Synerject LLC from its various operating locations in the United States of America (“USA”). Synerject LLC is a pass-through enterprise for taxation purposes and as such Orbital is assessed for various State income taxes and Federal income taxes (Alternative Minimum Tax). The amount of income tax paid in the USA is reduced through the utilisation of carried forward tax losses at both a State level, and at the Federal level. A deferred tax asset has been recognised for the probable future benefit arising from the utilisation of these carried forward tax losses.

7.	INVESTMENT IN ASSOCIATE

As at 31 December 2013, the consolidated entity holds a 30% interest in Synerject LLC, a company incorporated in the United States (30 June 2013: 30%; 31 December 2012: 42%). The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management of non-automotive systems and components and automotive components related to the Orbital combustion process.

	31 Dec	31 Dec
	2013	2012
	$’000	$’000
(a) Results of Synerject
Share of net profit accounted for using the equity method	2,126	2,247

	31 Dec	30 June
	2013	2013
	$’000	$’000
(b) Movements in the carrying amount of the Group’s interest in Synerject
Balance at the beginning of reporting period	12,468	13,696
Sale of interest	—	(4,086)
Share of profits after tax	2,126	3,220
Share of reserves	193	35
Dividends received	(615)	(1,485)
Unrealised foreign exchange movements	474	1,088

Balance at the end of reporting period	14,646	12,468

8. CASH AND CASH EQUIVALENTS

Cash at bank	460	760
Cash at bank – US dollars	8	13
Cash at bank – European currency units	4	4
At call deposits – financial institutions	4,153	6,125

	4,625	6,902

9. OTHER FINANCIAL ASSETS

Short term deposits – financial institutions*	1,165	705

*	The Company uses the short term deposit of $1,165,000 (30 June 2013: $705,000) as cash collateral for the financing facilities provided by the Company’s bankers.

Orbital Corporation Limited

Notes to the Financial Statements

For the half year ended 31 December 2013

	31 Dec	30 June
	2013	2013
	$’000	$’000
10. FINANCIAL LIABILITIES

(a) Interest bearing liabilities
Current obligations under hire purchase contracts	26	17
Current portion of long term borrowings	415	415

	441	432

Non-Current obligations under hire purchase contracts	23	42

(b) Contingent consideration

Contingent consideration for business acquisition	871	886

On 27 May 2011, Orbital Autogas Systems Pty Ltd acquired 55% of the voting shares of Sprint Gas (Aust) Pty Ltd, a new company incorporated to acquire the operating business of Sprint Gas, an Australian business specialising in the importation and wholesaling of LPG Fuel systems.

Concurrently with the entering into of the Business Acquisition Agreement, the Group entered into a Subscription and Shareholders Agreement with the owners of the 45% non-controlling interest in Sprint Gas (Aust) Pty Ltd. As part of the Subscription and Shareholders Agreement Put and Call options were issued over the remaining 45% non-controlling interest. The Put and Call options, exercisable after 30 months, are in nature a forward contract and therefore gives the Group a present ownership interest. The Group has accounted for the business combination as though it acquired a 100% interest and has recognised a financial liability to the non-controlling shareholders equal to the fair value of the underlying obligations under the Put and Call options (contingent consideration liability).

The underlying obligations under the Put and Call options that gives rise to the contingent consideration liability were initially recognised at fair value and subsequently at fair value through the profit and loss.

The fair value of the contingent consideration payable was calculated with reference to the estimated future value of the Sprint Gas business, which is based on an estimated average EBITDA multiple. The undiscounted value is discounted at the present value using a market discount rate.

11.	FAIR VALUE

All financial instruments for which fair value is recognised or disclosed are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – Quoted market prices in an active market (that are unadjusted) for identical assets or liabilities,

Level 2 – Valuation techniques (for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable),

Level 3 – Valuation techniques (for which the lowest level input that is significant to the fair value measurement is unobservable).

For financial instruments recognised at fair value on a recurring basis, the Group determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The Group’s contingent consideration liability belongs to level 3 fair value hierarchy, where the inputs for the valuation of the liability are not based on observable market data (unobservable inputs).

Orbital Corporation Limited

Notes to the Financial Statements

For the half year ended 31 December 2013

11.	FAIR VALUE (continued)

The following table shows a reconciliation of the movement in the fair value of the financial instruments categorised within Level 3 between the beginning and the end of the reporting period.

	31 Dec	30 June
	2013	2013
	$’000	$’000
Beginning of reporting period	886	2,296
Released to the income statement	(15)	(1,410)

End of reporting period	871	886

A gain of $15,000 was recognised in the income statement during the current period due to a change in the fair value of the contingent consideration. The fair value of the contingent consideration payable was calculated with reference to the estimated future value of the Sprint Gas business, which is based on a multiple of estimated average EBITDA. The undiscounted value is discounted to its present value using a market discount rate of 6.11% (June 2013: 6.77%). The change in the value during the period is mainly attributed to the unwinding of interest. During the period management revisited average EBITDA by reference to actual results of the business since acquisition and the latest forecasts of future results for the business and concluded that the EBITDA assumption at 30 June 2013 remains appropriate.

If the business was to perform 20% better or 20% worse than forecast the estimated fair value of the contingent consideration would increase by $112,000/decrease by $112,000 respectively.

During the six-month period ended 31 December 2013, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The Group does not apply hedge accounting. Except for long term borrowing financial liability of $8,024,000, the carrying values of the Group’s financial assets and liabilities are approximately the same as their fair values. The fair value of the long term loan at 31 December 2013 is estimated at $8,154,280 by discounting the expected future cash flows at the prevailing market interest rate at reporting date.

12.	SHARE CAPITAL

Ordinary shares	19,518		19,518

Movement in ordinary shares on issue	Number	$	’000

At 1 July 2012	48,722,477		19,436
Shares issued pursuant to employee share plan	612,114		82

At 31 December 2012	49,334,591		19,518

At 1 July 2013	49,334,591		19,518
Shares issued pursuant to employee share plan	—		—

At 31 December 2013	49,334,591		19,518

13.	SHARE BASED PAYMENTS

The Company has three employee share plans in which the key management personnel participate.

Employee Share Plan No.1

Key management personnel (together with all other eligible employees) are each offered shares in the Company, at no cost to the employees, to the value of $1,000 per annum under the terms of the Company’s Employee Share Plan. Under the Employee Share Plan, offered shares are held in escrow for a period of 3 years or until the date the employee ceases employment with the Company.

Orbital Corporation Limited

Notes to the Financial Statements

For the half year ended 31 December 2013

13.	SHARE BASED PAYMENTS (continued)

Total expense recognised during the period is $72,000.

There were 422,403 shares granted under the Employee Share Plan No.1 during the reporting period. These shares have not been issued as at 31 December 2013.

Executive Long Term Share Plan (“ELTSP”)

Key management personnel may also be offered shares in the Company’s Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons.

During the period, a total of 2,168,000 rights were offered to 3 executives (31 December 2012: 2,480,000 rights offered to 4 executives).

The terms and conditions of the offer made during the half year ended 31 December 2013 are as follows:

The number of shares that the executive actually receives depends on the performance of the Company as measured by the Company’s “Earnings Per Share”.

The following table sets out the relevant percentages of an executive’s Personal Allotment which will be issued at the conclusion of the Performance Period based on the Company’s Earnings Per Share:

Company Performance (Earnings per share)	% of offered shares issued to each executive
Compounded EPS growth of less than 20% per annum (up to 73% growth over 3 years)	0%

Compounded EPS growth of between 20% and 34.9% per annum (at least 73% growth over 3 years)	25% to 49% (on a straight line basis)

Compounded EPS growth of between 35% and 49.9% per annum (at least 246% growth over 3 years)	50% to 99% (on a straight line basis)

Compounded EPS growth of 50% or greater per annum (at least 338% growth over 3 years)	100%

The following factors and assumptions were used in determining the fair value of EPS related rights offered under the ELTSP on grant date:

EPS related rights

Grant Date	Life	Expiry Date	Fair Value per right	Exercise Price	Market price of shares on grant date
31-Aug-12*	3 years	31-Aug-15	20 cents	nil	20 cents
31-Aug-13**	3 years	31-Aug-16	19.5 cents	nil	17 cents

*	The grant date of the EPS related rights for the Managing Director was 7 November 2012, the date that they were approved by shareholders at the AGM, with a fair value and market price on grant date of 19 cents.

**	The grant date of the EPS related rights for the Managing Director was 22 October 2013, the date that they were approved by shareholders at the AGM, with a fair value and market price on grant date of 17 cents.

The fair value of the EPS related rights is equal to the market price of shares on the grant date.

Performance Rights Plan

The Company also has a Performance Rights Plan as part of its long-term incentive arrangements for senior executives. Refer to the 30 June 2013 Annual Report for information on the terms and conditions of the Performance Rights Plan.

There have been no issues of performance rights under the Performance Rights Plan during the reporting period.

Orbital Corporation Limited

Notes to the Financial Statements

For the half year ended 31 December 2013

14.	COMMITMENTS AND CONTINGENCIES

There have been no significant changes to the commitments and contingencies disclosed in the most recent annual financial report.

The Group has recorded a warranty liability of $375,000 in respect of goods manufactured by another supplier and for which it has a right to be indemnified by the supplier. The Group has not recognised this indemnity as an asset as the amount that may be recovered is currently undeterminable.

15.	EVENTS SUBSEQUENT TO BALANCE SHEET DATE

There have been no events subsequent to balance date which would have a material effect on the Group’s financial statements at 31 December 2013.

Orbital Corporation Limited

Director’s Declaration

In accordance with a resolution of the directors of Orbital Corporation Limited, I state that:

In the opinion of the directors:

(a)	The financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including: -

(i)	Giving a true and fair view of the financial position as at 31 December 2013 and the performance for the half-year ended on that date of the consolidated entity; and

(ii)	Complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

(b)	There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board,

MT Jones

Chairman

Dated: 28 February 2014

Perth, Western Australia

Independent review report to members of Orbital Corporation Limited

Report on the 31 December 2013 Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Orbital Corporation Limited, which comprises the statement of financial position as at 31 December 2013, the income statement, the statement of comprehensive income, the statement of changes in equity and statement of cash flows for the half-year ended on that date, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the half-year end or from time to time during the half-year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal controls as the directors determine are necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2013 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Orbital Corporation Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the Directors’ Report.

A member firm of Ernst & Young Global Limited	TD:AF:ORBITAL:034
Liability limited by a scheme approved under Professional Standards Legislation

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Orbital Corporation Limited is not in accordance with the Corporations Act 2001, including:

a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2013 and of its performance for the half-year ended on that date; and

b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Ernst & Young

T G Dachs

Partner

Perth

28 February 2014

A member firm of Ernst & Young Global Limited	TD:AF:ORBITAL:034
Liability limited by a scheme approved under Professional Standards Legislation

ORBITAL CORPORATION LIMITED

CORPORATE INFORMATION

ABN 32 009 344 058

REGISTERED AND PRINCIPAL OFFICE

4 Whipple Street

Balcatta, Western Australia 6021

Australia

CONTACT DETAILS

Australia: -

Telephone: 61 (08) 9441 2311

Facsimile: 61 (08) 9441 2111

INTERNET ADDRESS

http://www.orbitalcorp.com.au

Email: info@orbitalcorp.com.au

DIRECTORS

M.T. Jones, Chairman

T.D. Stinson, Managing Director and Chief Executive Officer

V. Braach-Maksvytis

W.P. Day

COMPANY SECRETARY

I.G. Veitch

SHARE REGISTRY

Link Market Services Limited

Ground Floor, 178 St George’s Terrace

Perth, Western Australia 6000

Telephone: 61 (08) 9211 6670

ADR FACILITY

The Bank of New York Mellon

101 Barclay Street

New York, NY, 10286

United States of America

Telephone: 1 (212) 8152218

Facsimile: 1 (212) 571 3050

SHARE TRADING FACILITIES

Australian Stock Exchange Limited (Code “OEC”)

AUDITORS

Ernst & Young

The Ernst & Young Building

11 Mounts Bay Road

Perth, Western Australia 6000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBITAL CORPORATION LIMITED
(Registrant)

Date: 5 March, 2014	By	/S/ IAN VEITCH
(Signature)*
Ian Veitch Company Secretary